UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K
                                  ---------

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                    OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from ____ to ____

                         COMMISSION FILE NUMBER 0-362

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
                            (FULL TITLE OF THE PLAN)

                           FRANKLIN ELECTRIC CO., INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

           INDIANA                                       35-0827455
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

        400 EAST SPRING STREET                           46714-3798
          BLUFFTON, INDIANA                              (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                (260) 824-2900
               (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                              TABLE OF CONTENTS
                              -----------------



                                                                          Page
                                                                        Number
                                                                        ------


Independent Auditors' Report                                                 3

Financial Statements:

  Statements of Net Assets Available for
    Benefits as of December 31, 2002 and 2001                                4

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 2002                        5

  Notes to Financial Statements                                           6-10

Supplemental Schedules at and for the Year Ended December 31, 2002:

  Form 5500, Schedule H, Part IV, Item 4(i), Schedule of
    Assets (Held at End of Year)                                            11

Signatures                                                                  12

Exhibit 23 - Independent Auditors' Consent                                  13

Exhibit 99 - Certification Pursuant to 18 U.S.C. Section 1350,
  As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002      14


Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

                         INDEPENDENT AUDITORS' REPORT

TO THE EMPLOYEE BENEFITS COMMITTEE OF FRANKLIN ELECTRIC CO., INC.:

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
-------------------------
    Deloitte & Touche LLP
    May 23, 2003

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      As of December 31, 2002 and 2001
                              ------------------

                                                        2002              2001
                                                        ----              ----

ASSETS
------

Investments, at fair value (Note 3):
  Short-term investments                         $   133,000       $ 1,495,200
  Franklin Electric Common Stock                  27,213,100        24,520,600
  U.S. Government and Government Agencies          4,263,600         4,403,800
  Other Common Stocks                                  -            21,894,300
  Shares of Registered Investment Companies:
    MFS Strategic Value Equity Fund               18,387,800             -
    Invesco Structured Core Equity Fund            8,708,100         9,242,000
    Bank One Intermediate Bond Fund                3,916,600         2,721,700
  Wells Fargo Stable Return Fund                  19,870,900        17,328,600
  Participant loans                                2,232,200         1,706,800
                                                 -----------       -----------

Total investments                                 84,725,300        83,313,000
                                                 -----------       -----------

Receivables:
  Employer contribution                              192,000           635,100
  Accrued investment income                              200            27,500
                                                 -----------       -----------
 Total receivables                                   192,200           662,600
                                                 -----------       -----------
TOTAL ASSETS                                      84,917,500        83,975,600

LIABILITIES

Fees payable                                           3,600            31,800
                                                 -----------       -----------

TOTAL LIABILITIES                                      3,600            31,800
                                                 -----------       -----------


NET ASSETS AVAILABLE FOR BENEFITS                $84,913,900       $83,943,800
                                                 ===========       ===========


See notes to the financial statements.

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     For the Year Ended December 31, 2002
                              -----------------



Additions:
  Interest and dividends                                          $   751,400
  Net appreciation(depreciation) in fair
    value of investments:
      Franklin Electric Common Stock                                4,162,500
      MFS Strategic Value Equity Fund                              (4,601,400)
      Other Common Stocks                                             283,600
      U.S. Government and Government Agencies                           1,300
      Invesco Structured Core Equity Fund                          (1,908,400)
      Bank One Intermediate Bond Fund                                  87,400
      Wells Fargo Stable Return Fund                                  972,200
                                                                  -----------

Net investment loss                                                  (251,400)

Contributions:
  Employer                                                            192,000
  Employee                                                          3,631,100
  Rollover                                                          4,383,400
  Transfer from ESOP Diversification                                  315,000
                                                                  -----------
                                                                    8,521,500

Total additions                                                     8,270,100

Deductions:
  Benefits paid to participants                                     7,186,100
  Administrative expenses                                             102,000
  Loan fees                                                            11,900
                                                                  -----------

Total deductions                                                    7,300,000
                                                                  -----------

Net increase                                                          970,100

Net assets available for benefits,
  beginning of year                                                83,943,800
                                                                  -----------

Net assets available for benefits,
  end of year                                                     $84,913,900
                                                                  ===========


See notes to the financial statements.

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                        NOTES TO FINANCIAL STATEMENTS

                     As of December 31, 2002 and 2001 and
                     for the Year Ended December 31, 2002
                               -----------------

1.    PLAN DESCRIPTION
----------------------

GENERAL - The Franklin Electric Directed Investment Salary Plan (the "Plan") is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton hourly and non-exempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan ("ESOP").

The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Administrator"), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

CONTRIBUTIONS - Participating employees may elect to contribute from 1 percent to 50 percent of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100 percent of the first 1 percent and 50 percent of the next 4 percent of the participant's contribution, or up to 3 percent of each employee's eligible compensation for the year, provided the Company's pre-tax profits for the year exceed 6 percent of the Company's net worth at the beginning of each year. Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a company match, subject to IRS limitations.

On November 1, 2002, three defined contribution plans of EBW, Inc. and Advanced Polymer Technology, Inc., wholly owned subsidiaries of Franklin Electric Co., Inc., were merged into the Plan. The fair value of assets associated with these plans was approximately $3,068,400 at the time of the merger.

PARTICIPANT ACCOUNTS - Each participant's account is credited with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses. Allocation of earnings and expenses are based on participants' account balances.

VESTING - Participants are fully vested in their accounts at all times.

INVESTMENT OPTIONS - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock fund, a strategic value equity fund, a structured core equity fund, a U.S. Government and Government Agencies fund, an intermediate bond fund, and a stable return collective investment fund as investment options for participants.

DIVERSIFICATION ELECTION for ESOP - Participants who have attained the age of 55 and have at least 10 years of participation in the ESOP are given the opportunity to diversify up to 25% of their ESOP account balance into the Plan during the first 90 days after the close of any Plan year.

PARTICIPANT LOANS - Participant loans may not exceed the lesser of $50,000 or 50 percent of the Participant's account and are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4 1/2 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus one percent and is credited to the participant's account. All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

BENEFITS - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

INVESTMENT VALUATION - Investments in the Franklin Electric Co., Inc. Common Stock Fund, the Bank One Intermediate Bond Fund, and the MFS Strategic Value Equity Fund are valued at the last quoted sale or bid price as reported on a recognized security exchange.

Investments in the Wells Fargo Stable Return Fund and the Invesco Structured Core Equity Fund are valued at the last reported sale or bid price.

Investments in U.S. Government and Government Agencies are valued at the last reported sale or bid price for the securities traded on recognized security exchanges or in the over-the-counter markets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS - Participant loans are valued at cost, which approximates fair value.


3.    INVESTMENTS
-----------------

The following investments exceeded 5 percent of net assets at December 31, 2002 and 2001:

                                                      2002                2001
                                                      ----                ----
Franklin Electric Common Stock (566,822
  and 598,064* shares, respectively)           $27,213,100         $24,520,600
Wells Fargo Stable Return Fund                  19,870,900          17,328,600
Invesco Structured Core Equity Fund              8,708,100           9,242,000
U.S. Government and Government Agencies          4,263,600           4,403,800

* Shares converted to reflect 2 for 1 stock split in March 2002.


The following investments exceeded 5 percent of the net assets at December 31, 2002:

                                                      2002                2001
                                                      ----                ----
MFS Strategic Value Fund**                      $18,387,800           $     -

** This is a mutual fund. Assets attributable to this fund were held as Other Common Stocks in the 2001 plan year.

4.    TAX STATUS
----------------

The Internal Revenue Service has stated in a determination letter dated May 6, 1996, that the Plan, as then designed, met the requirements of Section 401(a) of the Internal Revenue Code ("IRC"). On May 30, 2001, the Internal Revenue Service stated in a determination letter that the Plan, as designed, continues to meet the requirements of the IRC. The Plan Administrator believes the Plan is currently operated in compliance with applicable IRC requirements and therefore, the Plan's trust is exempt from federal income tax under section 501(a), and no provision for income taxes has been included in the Plan's financial statements.


5.    PLAN TERMINATION
----------------------

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.


6.    NET ASSETS AVAILABLE BY FUND
----------------------------------

The net assets available for the Plan by fund as of December 31, 2002 and 2001, respectively, were as follows:
                                                    2002                2001
                                                    ----                ----
Franklin Electric Common Stock Fund          $27,538,300         $25,357,300
MFS Strategic Value Equity Fund               18,387,800          23,190,000
Wells Fargo Stable Return Fund                19,870,900          17,328,600
U.S Government and Government Agencies Fund    4,263,600           4,405,500
Invesco Structured Core Equity Fund            8,704,500           9,233,900
Bank One Intermediate Bond Fund                3,916,600           2,721,700
Loan Account                                   2,232,200           1,706,800
                                             -----------         -----------

TOTAL NET ASSETS AVAILABLE                   $84,913,900         $83,943,800


7.    NET DEPRECIATION BY FUND
------------------------------

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,002,800, as follows:

Franklin Electric Common Stock                      $ 4,162,500
MFS Strategic Value Equity Fund                      (4,601,400)
Other Common Stocks                                     283,600
Wells Fargo Stable Return Fund                          972,200
U.S. Government and Government Agencies                   1,300
Invesco Structured Core Equity Fund                  (1,908,400)
Bank One Intermediate Bond Fund                          87,400
                                                    -----------

NET DEPRECIATION                                    $(1,002,800)

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
        FORM 5500, SCHEDULE H, PART IV, ITEM 4(i), SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                               DECEMBER 31, 2002
                                ----------------

                               Description of Investment
  Identity of Issue,           Including Maturity Date,
  Borrower, Lessor             Interest Rate, Collateral
  or Similar Party             and Par or Maturity Value          Fair Value
  ----------------             -------------------------          ----------

* U.S. Government              Federated Government              $ 4,263,600
                                Obligations Fund

* Wells Fargo Bank             Short Term Investment Fund            133,000
   of Minnesota

* Franklin Electric
   Co., Inc.                   Common Stock                       27,213,100

* Wells Fargo Bank
    of Minnesota               Stable Return Fund                 19,870,900

  MFS                          Strategic Value Equity Fund        18,387,800

  Invesco                      Structured Core Equity Fund         8,708,100


  Bank One                     Intermediate Bond Fund              3,916,600


                               Participant loans
                               (Interest rates
                               ranging from 5.25 to
                               10.50 percent and
                               maturities ranging
                               from 2003 to 2012                   2,232,200
                                                                ------------

                                                                $ 84,725,300
                                                                ============


* Represents a party-in-interest as defined by ERISA.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Franklin Electric Co., Inc.
Directed Investment Salary Plan



Date June 20, 2003                     By /s/ GREGG C. SENGSTACK
     -------------                        ----------------------
                                          Gregg C. Sengstack
                                          Chairman
                                          Employee Benefits Committee

EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statements of Franklin Electric Co., Inc. on Form S-8 (file numbers 2-90330, 33-35958 and 333-59771) of our report dated May 23, 2003, appearing in the Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP
-------------------------
    Deloitte & Touche LLP
    June 20, 2003

        EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
        --------------------------------------------------------------
     AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     --------------------------------------------------------------------


      In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregg C. Sengstack, Senior Vice President, Chief Financial Officer and Secretary of Franklin Electric Co., Inc., (the "Company"), and Chairman of the Company's Employee Benefits Committee (the "Plan Administrator"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


Date:  June 20, 2003
      -------------------------


       /s/ Gregg C. Sengstack
      -------------------------
Gregg C. Sengstack
Senior Vice President, Chief Financial Officer and Secretary,
 Franklin Electric Co., Inc.
Chairman,
 Employee Benefits Committee